Exhibit 99.1

MAG SILVER CORP.

(the “Company”)

Special Meeting of Shareholders

July 10, 2025 (the “Meeting”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

The following sets out the total common shares (“Common Shares”) of the Company that were present at the Meeting. The record date (the “Record Date”) for the Meeting was June 2, 2025.

Common Shares represented at the Meeting:	61,077,441
Total issued and outstanding Common Shares as at the Record Date:	103,463,538
Percentage of issued and outstanding Common Shares represented:	59.033%

Business of the Meeting

The sole matter considered at the Meeting is described in greater detail in the Company’s management information circular dated June 6, 2025 related to the Meeting (the “Circular”). The Circular is available under the Company’s SEDAR+ profile at http://www.sedarplus.ca and on the Company’s website at https://magsilver.com/investors/#pan-american-meeting.

Based on the proxies received and a vote conducted by ballot at the Meeting, the special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “A” to the Circular, approving a plan of arrangement involving the Company and Pan American Silver Corp. under section 288 of the Business Corporations Act (British Columbia), as more fully described in the Circular, was approved by the shareholders of the Company (“Shareholders”) at the Meeting.

The following is a summary of the votes cast by Shareholders at the Meeting:

For the Arrangement Resolution:	60,783,226 (99.518%)
Against the Arrangement Resolution:	294,215 (0.482%)
Total Common Shares Voted:	61,077,441 (59.033% of Common Shares issued and outstanding as of the Record Date)

The final scrutineer’s report is attached to this report as Schedule 1.

No other business was voted upon at the Meeting.

Dated: July 10, 2025

SCHEDULE 1

SCRUTINEER REPORT

[Please see attached.]

MAG SILVER CORP.

SPECIAL MEETING OF SHAREHOLDERS

HELD ON JULY 10, 2025

FINAL SCRUTINEER'S REPORT

2	SHAREHOLDERS IN PERSON, REPRESENTING	5,012	SHARES
125	SHAREHOLDERS BY PROXY, REPRESENTING	61,072,429	SHARES
127	TOTAL SHAREHOLDERS, HOLDING	61,077,441	SHARES

TOTAL ISSUED AND OUTSTANDING AS AT RECORD DATE:		103,463,538

PERCENTAGE OF OUTSTANDING SHARES REPRESENTED AT THE MEETING:		59.03%

OLIVIA CRAVEN

SCRUTINEER

The figures reported by Computershare in its capacity as Scrutineer represent our tabulation of proxies returned to us by registered securityholders and, if Computershare has mailed voting instruction forms (VIFs) directly to non-objecting beneficial owners (NOBOs) on behalf of the issuer, VIFs returned directly to us by NOBOs, combined with cumulative reports of beneficial holder voting compiled and submitted by one or more third parties. As such, Computershare is only responsible for, and warrants the accuracy of our own tabulation of proxies and VIFs. Computershare is not responsible for and does not warrant the accuracy of the cumulative reports of beneficial holder voting submitted by any third party.

If Computershare has mailed voting instruction forms directly to NOBOs on behalf of the issuer, these have been distributed on the basis of electronic files received by Computershare from intermediaries or their agents. Although Computershare reconciles these records to the Form 54-101F4 Omnibus Proxy delivered to us as required under National Instrument 54-101, in some cases insufficient securities may be held within intermediary positions at The Canadian Depository for Securities, Limited as at record date to support all securities represented. In these cases, if the situation cannot be rectified, over voting rules are applied as directed by the Chair.

Upon receipt of any cumulative reports of beneficial holder voting compiled and submitted by one or more third parties, Computershare reviews the total votes received for each intermediary and reconciles the number to the position available to the intermediary on any omnibus proxy or supplemental omnibus proxy received. In the event the intermediary’s position is insufficient to allow for the tabulation of the entire vote, Computershare may, but shall not be required to, take steps to rectify the situation. In the event the situation is not rectified, over voting rules are applied as directed by the Chair.

Acting on the direction of the Chair of the meeting, Computershare may have included in our reports, the details of beneficial holders attending in person, whose ownership or previous voting status we cannot confirm or verify but whose identity may be supported by documentation, such as a VIF issued by a third party. In such cases, Computershare makes no warranty or representation as to the accuracy of the numbers included as a result of the direction from the Chair, and assumes no liability or responsibility whatsoever for their inclusion in our report as Scrutineer.